securities and exchange commission
washington, DC 20549
________________

schedule 13g

Under the Securities Exchange Act of 1934

(Amendment No. ________)

Connecture Inc.

(Name of Issuer)

Common Stock par value $0.001 par value per share

(Title of Class of Securities)

20786j106
(CUSIP Number)

December 17, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[x] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20786J106	13G	Page 1 of 10 Pages

1.	names of reporting persons LiveOak Equity Partners LP
2.	check the appropriate box if a member of a group (see instructions) (a) □ (b) □
3.	sec use only
4.	citizenship or place of organization Georgia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	sole voting power 0
	6.	shared voting power 1,484,345
	7.	sole dispositive power 0
	8.	shared dispositive power 1,484,345
9.	aggregate amount beneficially owned by each reporting person 1,484, 345
10.	check if the aggregate amount in row 9 excludes certain shares (see instructions) □
11.	percent of class represented by amount in row 9 6.85%
12.	type of reporting person (see instructions) PN

CUSIP No. 20786J106	13G	Page 2 of 10 Pages

1.	names of reporting persons J. A. Gilbert GP, LLC
2.	check the appropriate box if a member of a group (see instructions) (a) □ (b) □
3.	sec use only
4.	citizenship or place of organization Georgia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	sole voting power 0
	6.	shared voting power 1,484,345
	7.	sole dispositive power 0
	8.	shared dispositive power 1,484,345
9.	aggregate amount beneficially owned by each reporting person 1,484, 345
10.	check if the aggregate amount in row 9 excludes certain shares (see instructions) □
11.	percent of class represented by amount in row 9 6.85%
12.	type of reporting person (see instructions) OO

CUSIP No. 20786J106	13G	Page 3 of 10 Pages

1.	names of reporting persons James Andrew Gilbert
2.	check the appropriate box if a member of a group (see instructions) (a) □ (b) □
3.	sec use only
4.	citizenship or place of organization Georgia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	sole voting power 0
	6.	shared voting power 1,484,345
	7.	sole dispositive power 0
	8.	shared dispositive power 1,484,345
9.	aggregate amount beneficially owned by each reporting person 1,484,345
10.	check if the aggregate amount in row 9 excludes certain shares (see instructions) □
11.	percent of class represented by amount in row 9 6.85%
12.	type of reporting person (see instructions) IN

CUSIP No. 20786J106	13G	Page 4 of 10 Pages

Item 1(a).        Name of Issuer:

The name of the issuer is Connecture Inc. (the “Issuer”).

Item 1(b). Address of Issuer’s Principal Executive Offices:

The Issuer’s principal executive offices are located at 18500 West Corporate Drive, Suite 250, Brookfield, WI 53045.

Item 2(a). Name of Person Filing:

The names of the persons (collectively, the “Reporting Persons”) filing this Schedule 13G (this “Statement”) are:

•	LiveOak Equity Partners LP, a Georgia limited partnership (“LiveOak”) with respect to the common stock, par value $0.001 per share, of the Issuer (the “Common Stock”) beneficially owned by it.
•	J.A. Gilbert GP, LLC, a limited liability company organized under the laws of the State of Georgia ("Gilbert GP"), as general partner of LiveOak with respect to the Common Stock beneficially owned by LiveOak.
•	James A. Gilbert as managing member of Gilbert GP, which in turn is the general partner of LiveOak, with respect to the Common Stock beneficially owned by LiveOak.

Item 2(b).        Address of Principal Business Office or, if None, Residence:

The principal place of business for each of the Reporting Persons is 1268 Park Vista Drive Northeast, Atlanta, GA 30319.

Item 2(c).        Citizenship:

LiveOak is a Georgia limited partnership, Gilbert GP is a Georgia limited liability Company and Mr. Gilbert is a citizen of the United States of America.

Item 2(d).        Title of Class of Securities:

This statement relates to the Common Stock par value $0.001 par value per share, of the Issuer.

Item 2(e).        CUSIP Number:

The CUSIP Number of the Common Stock is 20786J106.

CUSIP No. 20786J106	13G	Page 5 of 10 Pages

Item 3.        If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) □ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) □ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) □ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) □ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e) □ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f) □ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g) □ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) □ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) □ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) □ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k) □ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:                 ______________________________________________

Item 4.        Ownership.

The calculation for percentage of ownership of Common Stock is based upon 21,680,590 shares of Common Stock issued and outstanding as of December 11, 2014, as reported by the Issuer in its prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b)(4) on December 11, 2014.

LiveOak Equity Partners LP, J. A. Gilbert GP, LLC, James A. Gilbert.

(a) Amount beneficially owned: 1,484,345

(b) Percent of class: 6.85%

(c) Number of shares as to which the person has:

CUSIP No. 20786J106	13G	Page 6 of 10 Pages

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 1,484,345

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 1,484,345

Mr. Gilbert is the managing member of Gilbert GP which is the general partner of LiveOak. Each of Mr. Gilbert and Gilbert GP may be deemed to have voting and dispositive power over the shares held by LiveOak, and disclaim beneficial ownership of the shares held by LiveOak, except to the extent of their pecuniary interest therein.

Item 5.        Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following □.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.        Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.        Identification and Classification of Members of the Group.

Not applicable.

Item 9.        Notice of Dissolution of Group.

Not applicable.

Item 10.      Certifications.

By signing below, the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 20786J106	13G	Page 7 of 10 Pages

signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2015

LiveOak Equity Partners LP
By: J.A. Gilbert GP, LLC, its General Partner

By: /s/ James Andrew Gilbert
Name: James Andrew Gilbert
Title: Managing Member

J.A. Gilbert GP, LLC

By: /s/ James Andrew Gilbert
Name: James Andrew Gilbert
Title: Managing Member

James Andrew Gilbert

/s/ James Andrew Gilbert

CUSIP No. 20786J106	13G	Page 8 of 10 Pages

Exhibit Index to Schedule 13G

Exhibit 1	Joint Filing Agreement among LiveOak Equity Partners LP, J.A. Gilbert GP, LLC and James Andrew Gilbert.

Exhibit 2	Disclaimer of Beneficial Ownership by J.A. Gilbert GP, LLC and James Andrew Gilbert.

CUSIP No. 20786J106	13G	Page 9 of 10 Pages

Exhibit 1

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree that only one statement containing the information required by Schedule 13G and any further amendments thereto need to be filed with respect to the beneficial ownership by each of the undersigned of shares of Common Stock of Connecture Inc., and further agree that this Joint Filing Agreement be included as an exhibit to the Schedule 13G provided that, as contemplated by Section 13d-1(k)(1)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

Dated: February 10, 2015

LiveOak Equity Partners LP
By: J.A. Gilbert GP, LLC, its General Partner

By: /s/ James Andrew Gilbert
Name: James Andrew Gilbert
Title: Managing Member

J.A. Gilbert GP, LLC

By: /s/ James Andrew Gilbert
Name: James Andrew Gilbert
Title: Managing Member

James Andrew Gilbert

/s/ James Andrew Gilbert

CUSIP No. 20786J106	13G	Page 10 of 10 Pages

Exhibit 2

Disclaimer of Beneficial Ownership

Each of the undersigned disclaims beneficial ownership of the securities referred to in the Schedule 13G to which this exhibit is attached, and the filing of such Schedule 13G shall not be construed as an admission that any of the undersigned is, for the purpose of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities covered by such Schedule 13G.

Dated: February 10, 2015

J.A. Gilbert GP, LLC

By: /s/ James Andrew Gilbert
Name: James Andrew Gilbert
Title: Managing Member

James Andrew Gilbert

/s/ James Andrew Gilbert